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                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             TENDER OFFER STATEMENT
       UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT
                             Command Systems, Inc.
                       (Name of Subject Company (Issuer))

                              ICICI Infotech Inc.
                         ICICI Acquisition Corporation
                      (Names of Filing Persons (Offerors))

                    Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                  200903-10-2
                     (CUSIP Number of Class of Securities)

                                ---------------
                                 V. Srinivasan
                           Managing Director & Chief
                               Executive Officer
                              ICICI Infotech Inc.
                           450 Raritan Center Parkway
                            Edison, New Jersey 08837
                                 (732) 225-4242
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on behalf of Filing Persons)

                                    Copy To:
                             Cheryl V. Reicin, Esq.
                            McDermott, Will & Emery
                              50 Rockefeller Plaza
                         New York, New York 10020-1605
                                 (212) 547-5400

                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION*:                             AMOUNT OF FILING FEE:
                   $39,799,935                                           $7,960

-------
* Estimated for purposes of calculating the amount of the filing fee only.

   This calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share of Command Systems, Inc. (the "Common Stock" or the "Shares"), at a price per Share of $5.00 in cash, and of all outstanding options to acquire Shares, at a price per Share underlying such options of $5.00 in cash less the exercise price for each such option. As of January 26, 2001, there were (i) 7,659,665 Shares outstanding and (ii) outstanding options to acquire 633,106 Shares from the Company with exercise prices of below $5.00 per Share at an average exercise price of approximately $2.63. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount previously
   paid:                Not applicable
  Form or registration
   no.:                 Not applicable
  Filing Party:         Not applicable
  Date Filed:           Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
  Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   This Tender Offer Statement on Schedule TO relates to the third-party tender offer by ICICI Acquisition Corporation, a Delaware corporation ("Purchaser"), a wholly owned subsidiary of ICICI Infotech Inc., a Delaware corporation ("Parent"), an indirect majority owned subsidiary of ICICI Limited, a corporation organized under the laws of India, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of Command Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

   The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

   The information set forth in the "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

   (a) The name of the subject company is Command Systems, Inc., a Delaware corporation. The Company's executive offices are located at 76 Batterson Park Road, Farmington, Connecticut 06032, telephone number (860) 409-2000.

   (b) The class of securities to which this statement relates is the Common Stock, par value $0.01 per share, of the Company, of which 7,659,665 shares were issued and outstanding as of February 9, 2001. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

   (a) This Tender Offer Statement is filed by Parent and Purchaser. The information set forth in Section 8 ("Certain Information Concerning Parent, Purchaser and ICICI Limited") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

   (b) The information set forth in Section 8 ("Certain Information Concerning Parent, Purchaser and ICICI Limited") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

   (c) The information set forth in Section 8 ("Certain Information Concerning Parent, Purchaser and ICICI Limited") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser, Parent or ICICI Limited or, to the best knowledge of Purchaser, Parent or ICICI Limited, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

   The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   (a) There have been no transactions that would be required to be disclosed under this Item 5(a) between any of Purchaser, Parent or ICICI Limited or, to the best knowledge of Purchaser, Parent or ICICI Limited, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

   (b) The information set forth in the "Introduction," Section 10 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company") and Section 11 ("The Merger Agreement and Other Agreements") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the "Introduction," Section 10 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company") and Section 11 ("The Merger Agreement and Other Agreements") of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between any of Purchaser, Parent or ICICI Limited or any of their respective subsidiaries or, to the best knowledge of Purchaser, Parent or ICICI Limited, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer for or other acquisition of securities, election of directors of the Company or a sale or other transfer of a material amount of assets of the Company.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

   The information set forth in the "Introduction," Section 10 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company"),
Section 11 ("The Merger Agreement and Other Agreements"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company"), Section 13 ("Certain Effects of the Offer") and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   The information set forth in the "Introduction" and Section 8 ("Certain Information Concerning Parent, Purchaser and ICICI Limited") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

   The information set forth in the "Introduction" and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

   Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

   (a) The information set forth in Section 11 ("The Merger Agreement and Other Agreements"), Section 13 ("Certain Effects of the Offer") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

   (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

 (a)(1)(A)  Offer to Purchase dated February 12, 2001.
 (a)(1)(B)  Letter of Transmittal.
 (a)(1)(C)  Notice of Guaranteed Delivery.
 (a)(1)(D)  Letter from the Information Agent to Brokers, Dealers, Commercial
            Banks, Trust Companies and Nominees.
 (a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Nominees.
 (a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
 (a)(1)(G)  Summary Advertisement as published on February 12, 2001.
 (a)(1)(H)  Press Release dated January 26, 2001 (incorporated by reference to
            Exhibit (a)(1)(H) to ICICI Acquisition Corporation's Schedule TO-
            C, filed with the Commission on January 26, 2001.
 (b)        None.
 (d)(1) Agreement and Plan of Merger, dated as of January 26, 2001, by and among ICICI Infotech Inc., ICICI Acquisition Corporation and
            Command Systems, Inc. (incorporated by reference to Exhibit 99.2 to Command System, Inc.'s Form 8-K, filed with the Commission on
            January 29, 2001).
 (d)(2)     Stock Tender Agreement, dated January 26, 2001, by and among ICICI
            Infotech Inc., ICICI Acquisition Corporation, PHL Global Holding
            Company and Edward G. Caputo (incorporated by reference to Exhibit
            99.3 to Command System, Inc.'s Form 8-K, filed with the Commission on January 29, 2001).
 (d)(3) Employment Agreement, dated as of January 26, 2001, by and among Command Systems, Inc., Edward G. Caputo and ICICI Infotech Inc.
 (g)        None.
 (h)        None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ICICI Infotech Inc.

                                                    /s/ V. Srinivasan
                                          By: _________________________________
                                          Name: V. Srinivasan
                                          Title: Managing Director

                                          ICICI Acquisition Corporation

                                                    /s/ V. Srinivasan
                                          By: _________________________________
                                          Name: V. Srinivasan
                                          Title: Managing Director & Chief
                                           Executive Officer

Date: February 12, 2001

                                 EXHIBIT INDEX

  Exhibit
    No.    Description
 --------- -----------
 (a)(1)(A) Offer to Purchase dated February 12, 2001.
 (a)(1)(B) Letter of Transmittal.
 (a)(1)(C) Notice of Guaranteed Delivery.
 (a)(1)(D) Letter from the Information Agent to Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees.
 (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees.
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
 (a)(1)(G) Summary Advertisement as published on February 12, 2001.
 (a)(1)(H) Press Release dated January 26, 2001 (incorporated by reference to
           Exhibit (a)(1)(H) to ICICI Acquisition Corporation's Schedule TO-C,
           filed with the Commission on January 26, 2001).
 (d)       Agreement and Plan of Merger, dated as of January 26, 2001, by and among ICICI Infotech Inc., ICICI Acquisition Corporation and Command
           Systems, Inc. (incorporated by reference to Exhibit 99.2 to Command
           System, Inc.'s Form 8-K, filed with the Commission on January 29,
           2001).
 (d)(2)    Stock Tender Agreement, dated January 26, 2001, by and among ICICI
           Infotech Inc., ICICI Acquisition Corporation, PHL Global Holding
           Company and Edward G. Caputo (incorporated by reference to Exhibit
           99.3 to Command System, Inc.'s Form 8-K, filed with the Commission on January 29, 2001).
 (d)(3)    Employment Agreement, dated as of January 26, 2001, by and among
           Command Systems, Inc., Edward G. Caputo and ICICI Infotech Inc.